

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 1, 2019

Aneliya Crawford, Esq.
Partner
Schulte Roth & Zabel LLP
New York, New York 10022

> **Re:** **Argo Group International Holdings, Ltd.**
> **DFAN14A filed by Voce Catalyst Partners LP, et al.**
> **Filed April 30, 2019**
> **File No. 001-15259**

Dear Ms. Crawford:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

1. Please provide us with the factual foundation to support the following assertions made on page seven in Exhibit 99 to the above-captioned filing. Refer to Note b. of Rule 14a-9.

   "Argo's purported expense reductions are illusory; it has simply transferred costs from its underwriting business and buried them in its investment portfolio."

   To the extent that the purported expense reductions have been simply "buried," please also advise us how they were uncovered and whether or not the participants are alleging that Argo engaged in illegal conduct.

2. The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. For example, we note the disclosure on slide number eight that states "[c]ould result in share price appreciation to $83 - $126 (26% - 90% above current [value])." Advise us, with a view toward amended disclosure, how the participants determined these figures. In addition, advise us what consideration, if any, the participants gave to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

3. Please provide us with the factual foundation required to support the contention that Argo's failure to cover its cost of capital necessarily results in it "destroying shareholder value" as presented on slide number 54. Refer to Note b. of Rule 14a-9.

4. Please provide us with the factual foundation required to support the contention on slide number 84 that Argo manipulated its investment portfolio expense and has otherwise falsely represented that it has reduced underwriting expenses. Refer to Note b. of Rule 14a-9.

5. Please refer to the following assertion on slide number 101: "Like almost everything else at Argo, we believe its investment portfolio has been influenced by the CEO's personal relationships and pet projects, resulting in undue amounts of risk." To the extent that this belief could be supported by fact, please advise us whether or not the participants have pursued any claims for breach of fiduciary duty in a court of competent jurisdiction. In addition, please provide us with the factual foundation to support the cited belief. Please refer to Note b. of Rule 14a-9.

*   *   *

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions